February 16, 2021

Jay Ingram

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:        Atlantic Acquisition II, Inc.

Post Effective Amendment to Form S-1

Filed April 17th, 2019

Amendment No. 1 to Post Effective Amendment to Form S-1

Filed May 6, 2019

Amendment No 2 to Post Effective Amendment to Form S-1

Filed May 9, 2019

File No: 333-221490

Dear Mr. Ingram:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Atlantic Acquisition II, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its POS AM to Registration Statement on Form S-1 (File No 333-221490) (the “Registration Statement”) and all amendments thereto. The POS AM to Registration Statement was originally filed with the Commission on April 17, 2019 and the amendments thereto.

No securities were sold in connection with the POS AM to Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Elaine A. Dowling, Esq. via email at ead@eadlawgroup.com.

If you have any questions regarding this application for withdrawal, please call Elaine A. Dowling, Esq. the

Company’s counsel at 702 724-2636.

Very truly yours,

/s/ Robert Bubeck

Robert Bubeck
President